Exhibit 9

Barnwell’s Largest Independent Stockholder Sends Open Letter to Fellow Stockholders

Urges stockholders to vote FOR all stockholder proposals

Urges stockholders to WITHHOLD votes on all directors

NEW YORK, February 10, 2016

Ned Sherwood, the largest independent stockholder in Barnwell Industries, Inc. (NYSE: BRN) sent an open letter to his fellow stockholders urging them to vote FOR the two stockholder proposals to be presented at the upcoming annual meeting of stockholders to be held March 7, 2016.

“Stockholders will have an opportunity to send a clear message to the Board of Barnwell Industries, Inc. that the poor corporate governance and underperformance of the company can no longer be tolerated,” said Ned Sherwood. “I urge all of the stockholders to support both my proposal to allow proxy access and the additional stockholder proposal to separate the roles of Chairman and CEO.”

The full text of the letter is below:

Dear fellow stockholder,

As disclosed in Barnwell’s latest proxy statement dated January 21, 2016, there are two important stockholder proposals on the agenda at the annual meeting to be held March 7, 2016. Voting FOR both stockholder proposals will send a strong message to the board that accountability needs to be improved.

The first proposal is the stockholder proposal to “Separate the Chairman from the CEO” and the second proposal is the “Stockholder Proposal to Allow Proxy Access.” I urge you to vote FOR both proposals.

I strongly believe that under the current management and current board, the company’s performance has been atrocious. Over the past three years, Barnwell’s stock has declined over 57% from $3.57 on February 1, 2013 to $1.53 on February 1, 2016.

Of course, Barnwell’s Board of Directors opposes both stockholder proposals to be presented at the upcoming annual meeting. I’m not surprised by their reaction because these proposals would make directors more accountable to stockholders and threaten the Kinzler family’s control of the Company. After all, the current board collected over $250,000 in fees last year while the stock plummeted.

I strongly believe the market is telling the story that management destroys value. Barnwell’s market price on February 1, 2016 was $1.53 which implies a total market capitalization of $12.7mm, while the company reported over $15.9mm in cash at the end of the last fiscal year. I believe the company is trading at less than the Company’s net cash because the market values Barnwell’s Board and current management team (correctly, in my opinion) at a value less than zero.

In my opinion, a Board and management team that has a track record of the following deeds is certainly a liability.

1.	The board permits aggregate annual compensation and perks to Morton Kinzler (age 90), his son Alexander Kinzler, and Russ Gifford of over $1.65 million, while the Company performed poorly;
2.	The board permits the company to continue owning a valuable residential apartment in New York City (more than 1,500 miles from the Company’s closest operation) and permits the CEO live there rent free with no convincing explanation or rationale;
3.	The board offered two of Mr. Kinzlers’ friends, Dr. Joseph Magaro and Dr. David Sudarsky, preferential investment opportunities in oil and gas properties managed by the Company not available to other stockholders; and
4.	The board permitted without apparent reprimand or censure, Morton Kinzler to hide from other stockholders his effective control of Dr. David Sudarsky’s shares (representing 8.8% of the company’s outstanding shares).

I believe the Kinzler family and their suspicious voting arrangements with their affiliates will make it nearly impossible to pass the stockholder proposals, but a significant vote FOR the proposals will send a message to the board that they are on notice and cannot hide from their incompetence.

I urge all stockholders to follow my lead and vote FOR all stockholder proposals.

In addition, I urge all stockholders to WITHHOLD votes for all directors.

Contact:

Ned Sherwood

(772) 226-7923

nlsadvisory@gmail.com